Exhibit 9

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Westport Innovations Inc.
We consent to the inclusion in this annual report on Form 40-F of our auditors’ report dated May 14, 2009 on the consolidated balance sheets of Westport Innovations Inc. (the “Company”) as at March 31, 2009 and 2008 and the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended March 31, 2009 which are incorporated by reference in this annual report on Form 40-F of the Company for the year ended March 31, 2009.
“KPMG LLP”
Chartered Accountants
Vancouver, Canada
June 8, 2009

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.